Linklaters LLP
                                                 One Silk Street
                                                 London EC2Y 8HQ
                                                 Telephone (44-20) 7456 2000
                                                 Facsimile (44-20) 7456 2222
                                                 Group 4 Fax (44-20) 7374 9318
                                                 DX Box Number 10 CDE
                                                 Direct Line 020 7456 5700/3272
                                                 Direct Fax 020 7456 2222
                                                 timothy.lowe@linklaters.com
                                                 nadia.arstall@linklaters.com


First Trust Portfolios L.P.
120 East Liberty Drive
Suite 400
Wheaton
Illinois 60187
USA

                                                                    9 April 2014

Our Ref        Tim Lowe / Nadia Arstall / Elyse Ong


Dear Sirs

GLOBAL TARGET 15 PORTFOLIO - 2ND QUARTER 2014 SERIES FT 4750

1 We have acted as special United Kingdom ("UK") taxation advisers in connection with the issue of units ("UNITS") in the Global Target 15 Portfolio, 2nd Quarter 2014 Series (the "TRUST") on the basis of directions given to us by Chapman and Cutler LLP, your counsel.

2 This opinion is limited to UK taxation law as applied in practice on the date hereof by HM Revenue & Customs ("HMRC") and is given on the basis that it will be governed by and construed in accordance with English law as enacted. Where reference is made to HMRC practice, there can be no assurance that HMRC will not depart from such practice, either because of the presence of particular factual circumstances or generally.

3 For the purpose of this opinion, the only documentation which we have examined is a draft prospectus for the FT 4750 dated 20 March 2014 (the "PROSPECTUS") comprising the Trust and the 2nd Quarter 2014 Series of 14 further unit trusts (together the "FUNDS") and a draft information supplement dated 20 March 2014 (the "INFORMATION SUPPLEMENT") relating to the same. We have been advised by Chapman and Cutler LLP that there will be no material differences between the Prospectus and the final prospectus and the Information Supplement and the final information supplement, in each case to be issued for the Funds and to be dated 9 April 2014. Terms defined in the Prospectus bear the same meaning herein.

4     We have assumed for the purposes of this opinion that:

      4.1 a holder of Units ("UNIT HOLDER") is, under the terms of the Indenture governing the Trust, entitled to have paid to him (subject to a deduction for annual expenses, including total applicable custodial fees and certain other costs associated with foreign trading and annual Trustee's, Sponsor's, portfolio supervisory, evaluation and administrative fees and expenses) his pro rata share



This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorized and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

            of all the income which arises to the Trust from the investments in the Trust, and that, under the governing law of the Indenture, this is a right as against the assets of the Trust rather than a right enforceable in damages only against the Trustee;

      4.2 for taxation purposes the Trustee is not a UK resident and is a US resident;

      4.3 the general administration of the Trust and all activities of both the Trust and the Trustee in its capacity as Trustee of the Trust not carried out by agents satisfying the conditions in paragraphs
            8.1 to 8.6 below will be carried out only in the US;

      4.4 no Units are registered in a register kept in the UK by or on behalf of the Trustee;

      4.5   the Trust is not treated as a corporation for US tax purposes;

      4.6 the structure, including the investment strategy of the Trust, will be substantially the same as that set out in the Prospectus;

      4.7 each Unit holder is not resident in the UK (and has never been resident or ordinarily resident in the UK, including for the purposes of Schedule 45 to the Finance Act 2013), nor is any such Unit holder carrying on a trade, profession or vocation in the UK and in particular does not carry on a trade, profession or vocation in the UK through any form of taxable presence in the UK (including a permanent establishment, branch or agency);

      4.8 neither the Trustee nor any of the Unit holders are, or will be, resident in any member state of the European Union; and

      4.9 any instrument transferring Units will not be executed in the UK or relate to any property situate or to any matter or thing done or to be done in any part of the United Kingdom.

5 We understand that the portfolio of the Trust will consist of the common stock of the five companies with the lowest per share stock price of the ten companies in each of the Dow Jones Industrial Average, the Financial Times Industrial Ordinary Share Index and the Hang Seng Index respectively having the highest dividend yield in the respective index as at the close of business on the business day prior to the date of the final prospectus to be issued for the Funds; and that the Trust will hold such common stocks for a period of approximately fifteen months, after which time the Trust will terminate and the stocks will be sold. We address UK tax issues in relation only to the common stocks of companies in the Financial Times Industrial Ordinary Share Index comprised in the portfolio of the Trust (the "UK EQUITIES").

6 A double taxation treaty between the US and the UK relating to income tax (the "NEW TREATY") entered into force on 31 March 2003. Under the terms of the previous double taxation treaty between the US and the UK, where a dividend which carried a tax credit to which an individual resident in the UK was entitled under UK law was paid by a UK resident company to a qualifying US resident, there were circumstances whereby that qualifying US resident could be entitled, on making a claim to HMRC, to a payment of part of that tax credit. Under the terms of the New Treaty, a qualifying US resident will not be entitled to any payment of a tax credit in respect of dividends paid on the UK Equities.

7 The Trust may be held to be trading in stock rather than holding stock for investment purposes by virtue, inter alia, of the length of the time for which the stock is held. If the stock is purchased and sold through a UK agent, then, if the Trust is held to be trading in such stock, profits may, subject to paragraph 8 below, be liable to UK tax on income.

8 Under current law, the Trust's liability to UK tax on such profits will be limited to the amount of tax (if any) withheld from the Trust's income provided such profits derive from transactions carried out on behalf of the Trust by a UK agent where the following conditions are satisfied:

      8.1 the transactions from which the profits are derived are investment transactions. The Finance Act 2008 gave HMRC the power to designate transactions as "investment transactions" for this purpose. Pursuant to this power the Investment Manager (Specified Transactions) Regulations 2009 entered into force on 12 May 2009. These regulations specify which transactions will qualify as "investment transactions" and include transactions in stocks and shares. We would, therefore, expect the activities of the UK agent in relation to the Trust to continue to qualify as "investment transactions" for these purposes;

      8.2 the agent carries on a business of providing investment management services;

      8.3 the transactions are carried out by the agent on behalf of the Trust in the ordinary course of that business;

      8.4 the remuneration received by the agent is at a rate which is not less than that which is customary for the type of business concerned;

      8.5 the agent (together with persons connected with the agent) does not have a beneficial interest in more than 20 per cent. of the Trust's income derived from the investment transactions carried out through the agent in any tax year or period of not more than 5 years (excluding reasonable management fees paid to the agent); and

      8.6   the agent acts for the Trust in an independent capacity.

            The agent will act in an independent capacity if the relationship between the agent and the Trust, taking account of its legal, financial and commercial characteristics, is one which would exist between persons carrying on independent businesses dealing at arm's length. This will be regarded as the case by HMRC if, for example, the provision of services by the agent to the Trust (and any connected person) does not form a substantial part of the agent's business (namely where it does not exceed 70 per cent. of the agent's business, by reference to fees or some other measure if appropriate).

            In addition, this condition will be regarded as satisfied by HMRC if the Trust is a widely held collective fund or if the interests in the Trust are actively marketed with the intention that it becomes a widely held collective fund.

      Further, where stock is purchased and sold by the Trust through a UK broker in the ordinary course of a brokerage business carried on in the UK by that broker, the remuneration which the broker receives for the transactions is at a rate which is no less than that which is customary for that class of business and the broker acts in no other capacity for the Trust in the UK, profits arising from transactions carried out through that broker will not be liable to UK tax (other than to the extent tax is withheld at source).

      Accordingly, provided the conditions are satisfied, unless a Unit holder, not being resident in the UK, itself carries on a trade in the UK (other than through an agent or a broker acting in the manner described above) in connection with which the Units are held, the Unit holder will not be charged to UK tax on such profits (other than to the extent tax is withheld at source).

9 It should be noted that the UK tax liability of non-resident companies that benefit from a double tax treaty entered into by the UK and their country of residence which restricts any tax liability on trading profits to profits attributable to a "permanent establishment" is determined by reference to a "permanent establishment" rather than a "branch or agency".

      Should the Trust comprise such a company for UK tax purposes, its agent will not be considered the permanent establishment of the Trust and, accordingly, the Trust will not be liable to UK tax on income provided that conditions very similar to those described in paragraph 8 are satisfied. Where the Trust is not such a company for UK tax purposes, the preceding analysis in paragraph 8 applies.

10 If the Trustee has a presence in the UK then it is technically possible that income or gains of the Trust could be assessed upon the Trustee, whether arising from securities (which includes stock) or from dealings in those securities. We understand that the Trustee has a permanent establishment in the UK. However, we consider that any such risk should be remote provided that the UK permanent establishment of the Trustee will not have any involvement with establishing or managing the Trust or its assets nor derive income or gains from the Trust or its assets.

11 Where the Trustee makes capital gains on the disposal of the UK Equities, a Unit holder will not be liable to UK capital gains tax on those gains.

12 UK stamp duty will generally be payable at the rate of 0.5 per cent. of the consideration (rounded up to the nearest multiple of pound 5) in respect of a transfer of the shares in UK incorporated companies or in respect of transfers to be effected on a UK share register. UK stamp duty reserve tax will generally be payable on the entering into of an unconditional agreement to transfer such shares, or on a conditional agreement to transfer such shares becoming unconditional, at the rate of
      0.5 per cent. of the consideration to be provided. A liability to stamp duty reserve tax will generally be cancelled where stamp duty is paid on transfer. The tax will generally be paid by the purchaser of such shares.

      No UK stamp duty or stamp duty reserve tax should be payable, by the Trust or a Unit holder, on an agreement to transfer Units or on a transfer of Units.

13 It should be noted that on 1 July 2005 the EU Savings Directive came into effect. The Directive concerns the taxation of savings income and requires Member States to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State. Dividend payments are not generally regarded as "savings income" for these purposes and as none of the Unit holders nor the Trustee will be resident in any Member State, the EU Savings Directive should not apply to the Trust.

14 In our opinion the taxation paragraphs contained on page 86 - 87 of the Prospectus under the heading "United Kingdom Taxation", as governed by the general words appearing immediately under that heading, which relate to the Trust and which are to be contained in the final prospectus to be issued for the Funds, represent a fair summary of material UK taxation consequences for a US resident holder of Units in the Trust.

15 This opinion is addressed to you on the understanding that you (and only you) may rely upon it in connection with the issue and sale of the Units (and for no other purpose).

      This opinion may not be quoted or referred to in any public document or filed with any governmental agency or other person without our written consent. We understand that it is intended to produce a copy of this opinion to the Trustee. We consent to the provision of this opinion to the Trustee and confirm that, insofar as this opinion relates to the UK tax consequences for the Trust and US persons holding Units in the Trust, the Trustee may similarly rely upon it in connection with the issue and sale of Units. However you should note that this opinion does not consider the UK tax consequences for the Trustee arising from its duties in respect of the Trust under the Indenture.

      We consent further to the reference which is to be made in the prospectus to be issued for the Trust to our opinion as to the UK tax consequences to US persons holding Units in the Trust.

                                                  Yours faithfully





                                                   Linklaters LLP